UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number   001-33962

Coherent, Inc.
(Exact name of registrant as specified in its charter) 5100 Patrick Henry Drive Santa Clara, California 95054 (408) 764-4000
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices) Common Stock, $0.01 par value
(Title of each class of securities covered by this Form) None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1) ☒ Rule 12g-4(a)(2) ☐ Rule 12h-3(b)(1)(i) ☒ Rule 12h-3(b)(1)(ii) ☐ Rule 15d-6 ☐ Rule 15d-22(b) ☐

Approximate number of holders of record as of the certification or notice date: 1*

*On July 1, 2022, pursuant to the Agreement and Plan of Merger, dated as of March 25, 2021, by and among Coherent, Inc. (“Coherent”), II-VI Incorporated (“II-VI”) and Watson Merger Sub Inc. (“Merger Sub”), Merger Sub merged with and into Coherent (the “Merger”), with Coherent continuing as the surviving company of the Merger and a wholly owned subsidiary of II-VI.

On July 1, 2022, Nasdaq Stock Market LLC filed a Form 25 to remove Coherent’s Common Stock, $0.01 par value, from listing and registration pursuant to 17 CFR 240.12d2-2(a)(3).

Coherent is a wholly owned subsidiary of II-VI and, as such, has fewer than 300 record holders.

Pursuant to the requirements of the Securities Exchange Act of 1934, Coherent, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: July 11, 2022

COHERENT, INC.

By:	/s/ Ronald Basso
	Name:	Ronald Basso
	Title:	Vice President and Secretary